TO Recipient | Send newsletter to the recipient

FROM Arrived <team@mail.arrived.com>

SUBJECT 💌 Invest in Arrived the Company: From Arrived CEO

PREHEADER We've partnered with Wefunder to give investors this opportunity.

Arrived

💌

Arrived x Wefunder

WE ARE NOW COLLECTING INTEREST TO INVEST IN ARRIVED EQUITY

Hi there,

Since we started Arrived a few years ago, one of the most common questions we have heard from our clients is, "Can we invest in the company?" We value that level of trust in us, and as a result, we are thrilled to announce we are preparing a small community funding round that will only be available to owners of Arrived investment properties and that will enable existing investors to become part owners of the company Arrived as well.

Starting today, investors are able to learn more about the opportunity and indicate your interest on our offering page on the Wefunder platform. Because the goal is to offer our valued clients the opportunity to invest in our company rather than seek additional investment capital for operations, we have a limited amount of capital that we are able to raise, with a maximum total investment cap of $500,000. This will be alongside investors from our last round of financing.

We intend to gather interest over the next few months and subsequently distribute investment amounts among those who have expressed interest. In this initial phase, we will not be accepting any payments. **If you submit a reservation to invest, please refrain from wiring money to Wefunder.**

Investing in startups is a highly risky endeavor, and we strongly advise individuals to exercise caution when considering investing in Arrived equity (or any tech startup for that matter). While we are very optimistic about our future given the rapid growth we are seeing, there are always significant risks associated with investing in equity for early-stage startups.

We would also like to emphasize that any risk associated with investing in Arrived company equity does not translate to risk investing in Arrived investment properties. We structure all of our rental home and vacation rental properties as independent series LLCs, which means those investments continue to hold their value and operate independent of the Arrived company performance.

We appreciate the trust you have placed in us over the last few years and are excited to partner with you on our journey to make real estate investing accessible for all.

VIEW OPPORTUNITY ON WEFUNDER



Happy investing,

Ryan Frazier

CHAT WITH US

Need 1x1 support? Reply to this email to get in touch with an Arrived team member.

HELP CENTER

Visit our Help Section to learn more about Arrived, answers to FAQs, and more.

💻

Upcoming Webinars

Join our highly-attended, free live webinars! Hosted by Arrived's leadership, we cover the real estate market, rental property investing, relevant current events, new product launches, and more. Check out details and special topics below 👇

💡 **New Market Spotlight with Upcoming Vacation Rentals**
When: **Tuesday, May 23 @ 11:00am PDT**
Register here

🤝 **Ryan Frazier & Spencer Rascoff Fireside Chat - NEW!**
The Former CEO of Zillow, Spencer Rascoff, and Arrived's Co-Founder & CEO, Ryan Frazier, sit down with attendees. Get your questions answered in this special live webinar!
When: **Thursday, May 25 @ 1:00pm PDT**
Register here

🔄 **Investing with Arrived Weekly Webinar**
When: Every Tuesday @ 9:00am PDT and Friday @ 1:00pm PDT
Register here

ARRIVED ON REDDIT 🛌

Be a part of the conversation on the Official Arrived Subreddit! Ask us anything, connect with other real estate investors, and share feedback. Our team can't wait to chat with you.

Our mailing address is:
Arrived Homes
1700 Westlake Ave N, Suite 200
Seattle, WA 98109

Add us to your address book

Want to change how you receive these emails?
Choose the content you want to receive at the Preference Center. You can also unsubscribe.

Additional Information

Arrived was voted Geekwire's 2023 Startup of the Year - https://www.geekwire.com/2023/geekwire-awards-2023-revealed-community-honors-top-innovation-in-pacific-northwest-tech/

Important Information

* Past performance does not guarantee future returns. Hypothetical returns are not inclusive of potential property disposition costs. For more information, refer to the Offering Circular.

Arrived Holdings, Inc. ("Arrived"), as the manager of Arrived Homes, LLC ("Arrived Homes") and Arrived STR, LLC ("Arrived STR", and together with Arrived Homes, the "Arrived Issuers"), operates the arrived.com website (the "Site") and is not a broker-dealer or investment advisor. All securities related activity is conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore here. An up-to-date Dalmore Form CRS is available here.

You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Arrived, the Arrived Issuers nor Dalmore make any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. The Site may make forward-looking statements. You should not rely on these statements but should carefully evaluate the offering materials in assessing any investment opportunity, including the complete set of risk factors that are provided as part of the offering circular for your consideration.

The Arrived Issuers are conducting public offerings pursuant to Regulation A, as amended, through the Site. The offering circulars and related filings for the Arrived Issuers can be found here. Past performance is no guarantee of future results. Investments such as those on the Arrived platform are speculative and involve substantial risks to consider before investing, outlined in the respective offering materials and including, but not limited to, illiquidity, lack of diversification and complete loss of capital. Key risks include, but are not limited to, limited operating history, limited diversification, risk of asset damage or theft and lack of voting rights. Also, the adverse economic effects of the COVID-19 pandemic are unknown and could materially impact this investment. An investment in an offering constitutes only an investment in a particular series and not in Arrived Homes or the underlying asset(s). Investors should carefully review the risks located in the respective offering materials for a more comprehensive discussion of risk.

From time to time, the Arrived Issuers will seek to qualify additional series offerings of securities under regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received, until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Investment overviews contained herein contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more-detailed discussions contained in the respective offering circular filed with the SEC.

The Arrived Issuers do not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.
An active trading market for any series of Arrived Homes or Arrived STR interests may not develop or be sustained. If an active public trading market for Arrived Homes or Arrived STR series interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your interests. There is no assurance that the Arrived platform will provide an active market for resales of Arrived Homes or Arrived STR series interests. Further, without the Arrived platform, it may be difficult or impossible for you to dispose of your interests. If the market develops for any series of Arrived Homes or Arrived STR interests, the market price of such interests could fluctuate significantly for many reasons, including reasons unrelated to performance, the underlying assets or any series, such as reports by industry analysts, investor perceptions or announcements by competitors regarding their own performance, as well as general economic and industry conditions.